Navios Maritime Holdings Inc.

Announces

Acquisition of Two Ultra Handymax Vessels

PIRAEUS, Greece, June 24, 2008 -- Navios Maritime Holdings Inc. ("Navios Holdings") (NYSE:NM), a large, global, vertically integrated seaborne shipping and logistics company, announced today that Navios Holdings has entered into agreements to acquire two ultra handymax vessels for its wholly owned fleet.  Total consideration for the vessels is approximately $152.5 million.

The first vessel is a 2007 built, 55,728 dwt, ultra handymax built in Japan.  The vessel is expected to be delivered by October of 2008.  The second vessel is a 58,500 dwt, ultra handymax under construction at Tsuneishi-Cebu.  The vessel is expected to be delivered in the first quarter of 2009.

Ms. Angeliki Frangou, Chairman and CEO of Navios Holdings stated, “we believe that it is a good time to deploy cash from our balance sheet to secure quality, charter-free tonnage, particularly in light of the current strong short-term rate environment.  As such, we anticipate employing these newly purchased vessels in the spot market to complement the continued stable cash flow generated by our existing long-term charters-out.”

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.

Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement.

For more information about Navios Holdings please visit our website: www.navios.com.

Forward Looking Statements - Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Holdings Inc.

Investor Relations

+1.212.279.8820

investors@navios.com